SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


 X               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
----                      SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002

                                        or

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
----            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____


                               ------------------



          ENGELHARD CORPORATION SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
          ------------------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                             ---------------------
               (Exact name of issuer as specified in its charter)

  101 WOOD AVENUE, ISELIN, NEW JERSEY                             08830
-----------------------------------------                       ----------
(Address of principal executive offices)                        (Zip Code)



           DELAWARE                                             22-1586002
--------------------------------                          ---------------------
(State or other jurisdiction of                               (IRS Employer
incorporation or organization)                            Identification Number)

          Engelhard Corporation Savings Plan for Hourly Paid Employees

                               Table of Contents






                   Description                                     Page
                   -----------                                     ----

Report of Independent Auditors                                      3

Statements of Net Assets Available for Benefits                     4
 at December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits           5
 for the years ended December 31, 2002 and 2001

Notes to Financial Statements                                       6-11

Supplemental Schedules
 Schedule of Assets (Held at end of year)                          12

 Schedule of Reportable Transactions for the
 Year Ended December 31, 2002                                      13

Consent of Independent Auditors                                    14

Signature                                                          15

Exhibit 99 - Certification Accompanying Periodic Report Pursuant
 to Section 906 of the Sarbanes-Oxley Act of 2002                  16

                         Report of Independent Auditors
                         ------------------------------

To the Pension and Employee Benefit Committee of Engelhard Corporation:

     We have audited the accompanying statements of net assets available for benefits of the Engelhard Corporation Savings Plan for Hourly Paid Employees as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan at December 31, 2002 and 2001, and the changes in it's net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



ERNST & YOUNG LLP
MetroPark, New Jersey
June 23, 2003

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                 Statements of Net Assets Available for Benefits
                          At December 31, 2002 and 2001


                                           2002                 2001
                                           ----                 ----

Assets
------
  Investments at fair value             $28,626,469         $30,375,086

  Receivables:
     Participant Contributions              278,016             264,690
     Employer Contributions                  74,855              71,531
                                        -----------         -----------
     Total Receivables                  $   352,871         $   336,221

                                        -----------         -----------

Net Assets Available for Benefits       $28,979,340         $30,711,307
                                        ===========         ===========































                 See accompanying notes to Financial Statements

          Engelhard Corporation Savings Plan for Hourly Paid Employees
            Statement of Changes in Net Assets Available for Benefits
                  For the year ended December 31, 2002 and 2001


                                                        2002           2001
                                                        ----           ----

 Additions:
  Net Investment Income:
     Dividends                                     $    301,680   $    328,640
     Interest                                           491,269        474,341
                                                   ------------   ------------
  Total Investment Income                               792,949        802,981


  Contributions:
     Participant                                      3,411,217      3,463,312
     Employer                                           926,905        884,059
     Asset Transfers In                                       -         25,861
     Rollovers                                           50,396          1,022
                                                   ------------   ------------
  Total Contributions                                 4,388,518      4,374,254


  Net Realized/Unrealized (Depreciation)
  Appreciation in Fair Value of Investments          (4,586,385)     2,548,809
                                                   ------------   ------------
  Total Additions                                       595,082      7,726,044

  Distributions                                       2,253,413      1,442,596
  Asset Transfers Out                                    72,520              -
  Other deductions                                        1,116          1,220
                                                   ------------   ------------
  Total deductions                                    2,327,049      1,443,816

  Net (Decrease) Increase                            (1,731,967)     6,282,228

  Net Assets Available for Benefits                  30,711,307     24,429,079
   at Beginning of Year
                                                   ------------   ------------

  Net Assets Available for Benefits                $ 28,979,340   $ 30,711,307
   at End of Year
                                                   ============   ============




                 See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Engelhard Corporation Savings Plan for Hourly Paid Employees (the "Plan"), effective as of January 1, 1991, is designed to provide eligible employees of Engelhard Corporation (the "Company") an opportunity to save part of their earnings by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred basis and or post tax basis.

     The following plan description provides only general information. Participants of the Plan should refer to the Plan Document for a more complete description of plan provisions.

Eligibility
-----------

     Eligibility rules vary depending upon negotiated union contract. Participants should see the Plan Document for specific rule pertaining to employee group. The following employee groups are eligible for participation in the plan:

     a) Local 3-0233 of the Paper, Allied-Industrial, Chemical and Energy Workers International Union (Gordon, GA)

     b) Locals 3-0237 and 3-0238 of the Paper, Allied-Industrial, Chemical and Energy Workers International Union (McIntyre, GA)

     c) Locals 1668, 1668A and 1668B of the International Union, United Aerospace and Agricultural Implement Workers of American (UAW) (Carteret, NJ)

     d)Local 8-406 of the Paper, Allied Industrial, Chemical and Energy Workers International Union (East Newark, NJ)

     e) Local 66, of the Inernational Chemical Workers Union Council/UFCW (Louisville, KY)

     f) Local 73 of the International Chemical Workers Union Council/UFCW (Elyria, OH)

     g) Local 1430 of the International Brotherhood of Electrial Workers (Peekskill, Ossining and Buchanan, NY)

     h) Local 333 of the Paper, Allied-Industrial, Chemical and Energy Workers International Union (Jackson, MS)

     i) Local 174 of the United Steel workers of America (Quincy, FL)

Contributions
-------------
     The Plan permits eligible employees participating in the Plan the opportunity to defer on a pretax basis up to 50 percent of their compensation, as defined, subject to certain restrictions and limitations, and to have that amount contributed to the Plan. Employees may also contribute, subject to certain restrictions and limitations, up to 10 percent of compensation to the Plan on a post-tax basis. The Plan allows for catch-up contributions for employees age 50 and over as allowed under the Internal Revenue Code.

Matching Contributions
----------------------
     The Company will contribute, on a monthly basis and subject to limitations and exclusions, either cash or common stock of the Company in an amount ranging from 20% to 50% of the first 6%, depending on the union contract, of the amount contributed by the Participants.

Investments
-----------
     All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains the following seventeen separate investment funds within the Plan:

           a)  The Company Stock Fund.

           b)  The Fixed Income Fund (Vanguard Retirement Savings Trust).

           c)  The Windsor II Growth Fund (Vanguard Windsor II Fund).

           d)  The Windsor Growth Fund (Vanguard Windsor Fund).

           e)  The Balanced Fund (Vanguard Asset Allocation Fund).

           f)  The Equity Index Fund (Vanguard Growth and Income Fund).

           g)  The Small Cap Fund (Vanguard Small-Cap Index Fund).

           h)  The Life Strategy Growth Fund (Vanguard Life Strategy Growth
               Fund).

           i) The Life Strategy Conservative Growth Fund (Vanguard Life Strategy Conservative Growth Fund).

           j)  The Vanguard U.S. Growth Fund.

           k) The Life Strategy Moderate Growth Fund (Vanguard Life Strategy Moderate Growth Fund).

           l)  The Prime Cap Funds (Vanguard PRIMECAP Fund).

           m)  The International Growth Fund (Vanguard International Growth
               Fund).

           n)  The Life Strategy Income Fund (Vanguard Life Strategy Income
               Fund).

           o)  The Short-Term Bond Fund (Vanguard Short-Term Corporate Fund).

           p)  Explorer Fund.

           q)  Treasury Money Market Fund.

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund. The Participants matching contributions are initially restricted and become unrestricted at the rate of 25 percent per year. Once unrestricted, funds may be moved to any of the other investment funds.

     Included in the Statement of Net Assets Available for Benefits are non-participant directed funds that are included in the Company Stock Fund. These amounts represent the restricted portion of the Employer Matching Contribution. The following describes the change in the balance during the year ended December 31, 2002 and 2001.
                                                      2002           2001
                                                      ----           ----
      Balance at beginning of year               $ 1,398,366    $  420,220
      Dividends                                       20,336        13,727
      Net unrealized (depreciation)/ appreciation   (340,557)      219,639
      Contributions                                  923,580       880,536
      Transfer to unrestricted                      (351,085)     (112,045)
      Distributions                                 (102,238)      (29,241)
      Other                                            2,718         5,530
                                                  ----------    ----------
      Balance at end of year                      $1,551,120    $1,398,366
                                                  ==========    ==========

Participant Accounts
--------------------
     Each participant's account is credited with the participant's contributions and allocations of (a) the Company Contributions and (b) plan earnings including realized gains/losses, unrealized appreciation/depreciation, and an allocation of fund expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants account.

Vesting
-------
     Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Plan Termination
----------------
     Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

Loan Provision
--------------
     Participants may borrow from their funds accounts a minimum of $1,000 up to a maximum equal to 50% of their fund balance or $50,000, whichever is less. The loans are secured by the balance in the Participant's accounts and bear interest at a reasonable rate as determined by the Company in accordance with applicable laws and regulations. Principal and interest is paid ratably through monthly payroll deductions. Loans are generally five years in duration unless the loan is for the purchase of a primary residence in which case the term can be up to ten years.

Distributions and Withdrawals
-----------------------------
     Upon termination of employment, as provided in the Plan Document, employees generally have the option of taking a distribution, rolling the balance over into another qualified plan, or leaving the money in the Plan until retirement. After-tax contributions may be withdrawn at any time, however, the earnings on the contributions will be subject to current income taxes as well as a penalty for early withdrawal unless the participant has reached the age of 59 1/2. All distributions are made in the form of cash except the balance in the Engelhard stock fund may be made in the form of shares at the Participant's discretion.

     The Plan under certain circumstances permits hardship withdrawals. The hardship withdrawals are only made in accordance with IRS guidelines and must be approved in advance by the Employee Benefit Plans Administrative Committee.

Other
-----
     Certain reclassifications have been made to prior years figures to conform to current years presentation.

Note 2 -      Accounting Policies

    The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.


Note 3 -      Income Tax Status

     The Plan has received a determination letter from the Internal Revenue Service dated March 29, 1995, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. The plan has applied for but not yet received a new determination letter from the Internal Revenue Service. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 4 -      Administrative Expenses

     Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the fund (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. Loan administration expenses are included in other expenses in the statement of changes in net assets available for benefits. Commissions on the purchase of Engelhard Corporation stock incurred when such purchases are made in the stock market are netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. The Company pays all other plan administrative expenses.

Note 5 -      Concentrations of Credit Risk

     Investments in securities are generally exposed to various risks, such as interest rate, credit, and overall volatility risks.

     Financial instruments which potentially subject the plan to concentration of credit risk consist principally of investments in the Engelhard Corporation Stock Fund. The plan limits the concentration of credit risk by allowing participants, subject to the lapsing of restrictions, the opportunity to invest in an array of mutual funds offered by the Vanguard Group.

Note 6 -      Investments

     Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

Investments that represent more than 5% or more of fair value of the Plan's net assets are as follows:

Investments                                        2002                2001
------------                                    ------------        -----------
Engelhard Corporation Company Stock Fund       $ 10,587,163*       $ 12,885,445*
Fixed Income Fund (Retirement Savings Trust)      6,487,768           5,648,101
Balanced Fund (Asset Allocation Fund)             2,579,172           2,813,421
Equity Index Fund (Growth and Income Portfolio)   3,499,841           3,947,575

*Includes assets that are non-participant directed (see Note 1).

     Net realized/unrealized appreciation (depreciation) in fair value of investments consists of the following at December 31, 2002 and 2001:


                                   2002                  2001
                                   ----                  ----

Common Stock                   $(2,419,914)           $3,509,412
Mutual Funds                    (2,166,471)             (960,603)
                                -----------            ----------
Total                          $(4,586,385)           $2,548,809
                                ===========            ==========

Note 7 -      Related Party Transactions

     For the 2002 plan year the Company transferred 35,033 treasury stock shares (representing a contribution dollar amount of $926,905) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

     During the year in the ordinary course of doing business, various Vanguard funds may take a position in Engelhard Corporation common stock. On February 12, 2002, the Vanguard Windsor Fund filed Form 13G with the Securities and Exchange Commission indicating they held 10,454,200 shares or 8.06% of Company Stock. On February 13, 2003 and amended Form 13G was filed indicating they held 9,566,700 or 7.49% of Company Stock.

Note 8 - Subsequent Event

     On September 19, 2002, the Company and its partner, Fimalac, formally agreed to adopt a plan to unwind their Paris-based joint venture, Engelhard-CLAL LLP. As part of the distribution of assets Engelhard received certain US-based operations. As a result, on January 1, 2003, the net assets of the Engelhard-CLAL LP Plan for Hourly Paid Employees were merged into the Engelhard Corporation Savings Plan for Hourly Paid Employees. A total of $3,733,127, representing the net assets of the Engelhard-CLAL LP Plan for Hourly Paid Employees on December 31, 2002, was transferred to the Engelhard Corporation Savings Plan for Hourly Paid Employees.


Net Assets Available for Benefits @ 12/31/02 -
      per Financial Statements                                    $ 28,979,340
Plus: Net assets transferred from the Engelhard-CLAL LP
      Plan for Hourly Paid Employees                                 3,733,127
                                                                  ------------
Net Assets Available for Benefits @ 12/31/02 - per Form 5500      $ 32,712,467
                                                                  ============

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                    Schedule of Assets (Held at end of year)
                            as of December 31, 2002


                         (C)Description of
     (B)Identity of      Investment Including
     Issue, Borrower,    Maturity Date, Rate of
(A)  Lessor, or          Interest, Collateral, Par                (E)Current
     Similar Party       or Maturity Value            (D)Cost        Value
----  --------------    ---------------------------  -----------   -----------

 *   Vanguard Fiduciary Engelhard Corporation
     Trust Company      Company Stock Fund          $10,018,368   $10,587,163

 *   Vanguard Fiduciary Fixed Income Fund             6,487,768     6,487,768
     Trust Company      (Retirement Savings Trust)

 *   Vanguard Fiduciary Explorer Fund                   583,276       435,919
     Trust Company
 *   Vanguard Fiduciary Balanced Fund                 3,080,144     2,579,172
     Trust Company      (Asset Allocation Fund)

 *   Vanguard Fiduciary Equity Index Fund             4,532,155     3,499,841
     Trust Company     (Growth and Income Portfolio)

 *   Vanguard Fiduciary International Growth Fund       707,545       518,170
     Trust Company
 *   Vanguard Fiduciary Treasury Money Market Fund      279,521       279,521
     Trust Company
 *   Vanguard Fiduciary Life Strategy Growth Fund       202,928       160,394
     Trust Company
 *   Vanguard Fiduciary Prime Cap Fund                  875,772       619,807
     Trust Company
 *   Vanguard Fiduciary U.S. Growth Portfolio           299,055       158,761
     Trust Company
 *   Vanguard Fiduciary Growth Fund                     310,889       249,220
     Trust Company      (Windsor Fund)

 *   Vanguard Fiduciary Windsor II Fund                 155,579       130,550
     Trust Company
 *   Vanguard Fiduciary Life Strategy Conservative       46,260        43,201
     Trust Company      Growth Fund

 *   Vanguard Fiduciary Life Strategy Moderate           48,989        43,412
     Trust Company      Growth Fund

 *   Vanguard Fiduciary Life Strategy Income Fund        17,470        17,236
     Trust Company
 *   Vanguard Fiduciary Short-Term Corporate Fund       155,678       156,539
     Trust Company
 *   Vanguard Fiduciary Small Cap Fund                  127,273       106,212
     Trust Company
*Promissory notes from Participants                           -     2,553,583
 having interest at rates of 5.75% to 10.50%
 and maturity dates ranging from 1 month
 to 10 years
                                                    -----------   -----------

     Total                                          $27,928,670   $28,626,469
                                                    ===========   ===========
*Represents party-in-interest

                         Engelhard Corporation Plan for
                             Hourly Paid Employees
                      Schedule of Reportable Transactions*
                          Year Ended December 31, 2002



Identity of Party    Description of Assets (include    Purchase     Selling   Historical Cost   Current Value
    Involved         interest rate and maturity in       Price       Price       of Asset          of Asset         Historical
                     the case of a loan)                                                        on Transaction      Gain(Loss)
                                                                                                     Date
------------------    ------------------------------   ----------   --------  ---------------   -----------------    ----------
Vanguard             Vanguard Growth & Income         $1,208,040                                  $1,208,040
Vanguard             Vanguard Growth & Income                       $ 684,600    $ 804,055           684,600        $(119,455)
Vanguard             Vanguard Retir. Savings Trust     2,687,438                                   2,687,438
Vanguard             Vanguard Retir. Savings Trust                  1,847,772    1,847,772         1,847,772
Engelhard            Engelhard Corp. Stock Fund        2,735,942                                   2,735,942
Engelhard            Engelhard Corp. Stock Fund                     2,614,310    2,055,422         2,614,310          558,888




*Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and
and Disclosure under ERISA.


                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------


     We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos.: 2-72830, 2-81559, 2-84477, 2-89747, 33-28540, 33-37724,
33-40365, 33-40338, 33-43934, 33-65990, 333-02643, 333-71439, 333-39570,
333-71856, 333-88424) pertaining to the Savings Plan for Hourly Paid Employees report dated June 23, 2003, with respect to the financial statements and schedules of the Savings Plan for Hourly Paid Employees Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.


                                 /s/ Ernst & Young L.L.P.






MetroPark, New Jersey
June 23, 2003

                                   Signature
                                   ---------

                                   Form 11-K

         Engelhard Corporation Savings Plan for Hourly Paid Employees



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 23rd day of June, 2003.









                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources

                                                                      Exhibit 99


                   Certification Accompanying Periodic Report
           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
                            (18 U.S.C. Section 1350)




     The undersigned, Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation, and Michael A. Sperduto, Vice President and Chief Financial Officer of Engelhard Corporation, (Engelhard Corporation is the administrator of Engelhard Corporation Savings Plan for Hourly Paid Employees) each hereby certifies that the Annual Report of the Plan on Form 11-K for the year ended December 31, 2002 (the "Report") (1) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.








Date:    June 23, 2003                                 /s/ Barry W. Perry
       -----------------                             ----------------------
                                                       Barry W. Perry
                                                       Chairman and Chief
                                                       Executive Officer







Date:    June 23, 2003                                 /s/ Michael A. Sperduto
       -----------------                             --------------------------
                                                       Michael A. Sperduto
                                                       Vice President and Chief
                                                       Financial Officer




This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 or any other provision of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.